GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 3-2006	March 15, 2006

Gammon Lake Resources Inc. Exercises 2,950,000 Warrants of Mexgold Resources Inc.

Investment Carries a Market Value of $99.9-Million, Versus Gammon Lake's Total Investment Cost of $19,675,000

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) and Mexgold Resources Inc. (TSXV: MGR) are pleased to announce that all of Mexgold's issued and outstanding warrants to acquire 11,250,000 common shares for $2.50 per share expiring on February 26, 2006 have been exercised for total proceeds of $28,125,000. As a result of this exercise, Mexgold now has 59,923,901 shares issued and outstanding.

Gammon Lake Resources is the controlling shareholder of Mexgold. Prior to the exercise of the Mexgold warrants, Mexgold had 48,673,901 shares issued and outstanding, of which Gammon Lake owned 10,900,000 common shares and 2,950,000 warrants. At that time Gammon Lake owned 22.4% of the issued and outstanding shares of Mexgold on a non-diluted basis. As part of the exercise of the Mexgold warrants by all of the Mexgold warrant holders, Gammon Lake exercised the 2,950,000 Mexgold warrants it held for total proceeds of $7,375,000. The exercise of these warrants has allowed Gammon Lake to maintain its pro rata share ownership of Mexgold.

"Gammon Lake's investment in Mexgold Resources Inc. provides significant value for the shareholders of Gammon Lake," commented Fred George, Chairman and President of Gammon Lake Resources Inc. "The Company's new position of 13,850,000 shares of Mexgold carries a market value of approximately $99.9-million, versus Gammon Lake's total investment cost of $19,675,000." In order to preserve Gammon Lake's corporate budget for production start-up at the Ocampo Mine and fund the Mexgold warrant exercise, Gammon Lake's U.S. $60 million credit facility with the Bank of Nova Scotia was increased to U.S. $67.5 million, on the same terms as earlier announced (See Gammon Lake's press release #12-2005, dated October 20, 2005). Gammon Lake now owns a total of 13,850,000 common shares of Mexgold representing 23.1% of Mexgold's issued and outstanding shares on a non-diluted basis.

Bradley H. Langille, President of Mexgold and Chief Executive Officer of Gammon Lake stated, "We are pleased by the support of the Mexgold warrant holders. Mexgold continues to make significant progress at the El Cubo-Las Torres Mine Complex, as demonstrated by the 75% increase in mine production in 2005. Through a highly successful district wide exploration program implemented at the El Cubo-Las Torres property, we have identified a number of promising targets outside of the current El Cubo Mine area. Mexgold has established an objective of defining a 2-million gold equivalent ounce resource at El Cubo, and these targets will be the primary focus of continued exploration for this purpose. The cash proceeds from the warrant exercise will be applied to further production enhancements, exploration and resource definition. The strategic involvement of Gammon Lake in Mexgold's future provides significant exploration, development and mining expertise, as well as knowledge of operating in Mexico."

The warrant exercise by Gammon Lake was a related party transaction for the purposes of Ontario Securities Commission Rule 61-501. The amendment to the credit facility was approved by the independent directors of Gammon Lake. Gammon Lake was exempt from the valuation and independent shareholder approval requirements of Ontario Securities Commission Rule 61-501 as the value of the Mexgold warrants held by Gammon Lake is less than 25% of the market capitalization of Gammon Lake.

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Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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